

September 29, 2011

Via E-Mail

Mr. Charles R. Olmstead
Mid-Con Energy Partners, LP
c/o Mid-Con Energy GP, LLC
2431 E. 61st Street, Suite 850
Tulsa, Oklahoma 74136

> **Re:** **Mid-Con Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-176265**

Dear Mr. Olmstead:

Pursuant to our telephone conversation, this letter replaces our comment letter dated September 13, 2011.

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. Please update all disclosure to the latest practical date to include your most recent financial information, and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.

3. We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

4. Please advise us regarding the status of your application to list on the NASDAQ Global Market.

5. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.

Cover Page

6. Please clarify on your prospectus cover page the percentage of the investment that will be available to the registrant after the deduction of the underwriting discount, the structuring fee payable to RBC Capital Markets, LLC, and the distribution to the Contributing Parties. See SEC Release No. 33-6900 (June 17, 1991) at Section III.B.3.a.

Prospectus Summary, page 1

Our Hedging Strategy page 3

7. Please briefly explain what you mean by "price floors" and clarify the extent to which these contracts are subject to collars, explaining that term.

Risk Factors, page 5

8. Please expand your disclosure under the heading, "Risks Inherent in an Investment in Us," in the fourth bullet point, to disclose that the partnership agreement does not cap the amount of maintenance capital expenditures that your general partner may estimate.

Ownership and Organizational Structure of Mid-Con Energy Partners, LP, Page 9

9. Please revise the table to reflect the individuals who control Founders and Yorktown.

The Offering, page 12

10.   We note your disclosure at page 54 that you do not have a legal obligation to pay
        distributions at your minimum quarterly distribution rate or at any other rate except as
        provided in your partnership agreement. We also note your disclosure that there is no
        guarantee that you will pay the minimum quarterly distribution or any amount on your
        units in any quarter. Please provide that information in this section.

11.   Please clarify your summary of the subordination period at pages 14-15. Use bullet
        points or otherwise break up the long sentence spanning the two pages to make it
        understandable.

Risk Factors, page 23

12.   Your Risk Factors section, which spans 33 pages, appears to contain disclosure that is
        either boilerplate or that describes risks that seem relatively remote. For instance, the risk
        factors at pages 31-32 regarding "the complex federal, tribal, state and local laws and
        regulations" to which you and your third-party transportation partners are subject apply
        generically. The risk factor at page 43 captioned, "Our unitholders may have liability to
        repay distributions," seems remote for a publicly traded limited partnership. These
        examples are not exclusive. Please review your entire Risk Factors section and revise it
        to make it more concise or to make such examples more specific to your situation.

Developing and producing oil is a costly and high-risk activity…, page 24

13.   We note your disclosure beginning on page 135 regarding hydraulic fracturing. If
        material, please revise this risk factor regarding your operational risks to address
        specifically the operational and financial risks associated with hydraulic fracturing, such
        as the underground migration and the surface spillage or mishandling of fracturing fluids,
        including chemical additives.

Our general partner may elect to cause us to issue common units to it…, page 40

14.   The above-captioned risk factor is difficult to understand. Please revise to explain the
        concept of the general partner's reset right in simpler terms. In the second paragraph,
        please also clarify the antecedent of the phrase, "such conversion."

Use of Proceeds, page 51

15.   Please clarify the amount that will actually be invested in the business of the partnership,
        in terms of operational needs and capital expenditures. See SEC Release No. 33-6900
        (June 17, 1991) at Section III.B.3.a.

Our Cash Distribution Policy and Restrictions on Distributions, page 54

Estimated Adjusted EBITDA for the Year Ending December 31, 2012, page 62

Assumptions and Considerations, page 65

16.   We note that you include a financial forecast for the year ending December 31, 2012 to support your belief that you will be able to generate sufficient cash for distribution to your unit holders and see that your forecast includes significant increases in your production on a Boe per day basis.   We note that you are using your average net production for the month of June 2011 as the basis for your production forecast and attribute increases to ongoing drilling activities and response to your existing waterflood projects. Please address the following points:

- Quantify your average net production for the months of July and August 2011 and explain any material changes between these figures and your production for June 2011; it should be clear how these figures support the level of increased production in your forecasts.

- Describe how your historical drilling activity and waterflood projects have impacted your production in each of the last twelve months and explain how these historical results are correlated with the level of investment in the past and comparable to the increases you are projecting in your forecasts, given the level of capital expenditures in your forecast.

Sensitivity Analysis, page 70

17.   Where you discuss the impact of potential production volume changes, please state whether you would be able to fund cash distributions to your unitholders at whatever annualized minimum distribution amount you establish under the scenario in which net production is 90% of your forecast. Similarly, where you discuss the impact of commodity price changes, please state whether you would be able to fund cash distributions to your unitholders at the annualized minimum distribution amount under the scenarios in which commodity prices are below your forecasted average sales prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 94

Realized Prices on the Sale of Oil, page 95

18.   You indicate that you market 89% of your production to Sunoco Logistics under renewable six-month marketing contracts. Summarize the material terms of those contracts and file the form of contract as an exhibit to the registration statement. With a view towards disclosure, tell us your pricing strategy in entering into derivative contracts for 50% to 80% of your production in light of the terms of the contracts with Sunoco Logistics for 89% of your production.

Collars, page 109

19.   You provide a cross-reference to "Liquidity and Capital Resources—Derivative Contracts" for a summary of your oil collars. However, we are unable to find any reference to collars in that section.   Please advise or revise.

Business and Properties, page 114

Operations, page 133

20.   We note your disclosure at page 133 that you engage independent contractors to provide all the equipment and personnel associated with drilling and maintaining the wells on your properties, as well as independent contractors to provide hydraulic fracturing services. Please describe all material terms of these contracts. Please also file the contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 143

21.   Please refer to the following sentence at page 150: "Although we will bear an allocated portion of Mid-Con Energy Operating's costs of providing compensation and benefits to Mid-Con Energy Operating employees who serve as the executive officers of our general partner and provide services to us, we will have no control over such costs and will not establish or direct the compensation policies or practices of Mid-Con Energy Operating." To the extent that a material amount of the compensation to be paid to those employees at Mid-Con Energy Operating will be for services provided to the partnership, please confirm that in future Exchange Act filings of the partnership you will provide the same level of disclosure regarding the compensation of those individuals as if Mid-Con Energy Operating were itself the issuer.

Mr. Charles R. Olmstead
Mid-Con Energy Partners, LP
September 29, 2011
Page 6

Financial Statements, page F-1

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC

Note 11 – Supplemental Oil and Gas Disclosures, page F-44

22.   Please disclose the reasons for the significant revisions in the quantities of your proved
        reserves during the period from July 1, 2009 (date of inception) through December 31,
        2010 to comply with FASB ASC 932-235-50-5.

Mid-Con Energy Corporation

Note 11 – Supplemental Oil and Gas Disclosures, page F-60

23.   Please disclose the reasons for the significant changes in the quantities of your proved
        reserves due to extensions, discoveries and other additions to comply with FASB ASC
        932-235-50-5.

Appendix C and Exhibits 99.2

24.   We note that your reserves have been audited by Cawley, Gillespie & Associates, Inc.
        However, these reports do not appear to comply with Item 1202(a)(8) of Regulation S-K
        in its entirety.   We expect that you will need to discuss the following points with your
        third party engineering firm, and obtain and file new reports that comply with the
        aforementioned guidance.   Please address the following items:

        •   Include the assumptions, data, methods and procedures used and a statement that
                such assumptions, data, methods and procedures are appropriate for the purpose
                served by the report as required by Item 1202(a)(8)(iv).

        •   Include a discussion of primary economic assumptions considered when
                preparing the reserve estimates as required by Item 1202(a)(8)(v).

        •   Discuss the possible effects of regulation on the ability of the registrant to recover
                the estimated reserves as required by Item 1202(a)(8)(vi).

        •   Include a statement that the third party has used all methods and procedures as it
                considered necessary under the circumstances to prepare the report as required by
                Item 1202(a)(8)(viii).

Exhibits

25.   You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to
        file. The staff reserves the right to review and comment upon all exhibits. To expedite

the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.

Engineering Comments

Overview, page 1

Our Properties, page 2

26.   We note your statement, "Additionally, based on production estimates from this reserve report, we believe that we have the ability to increase our average net production from our existing proved reserves to approximately 1,700 Boe per day during the next three years." Please submit to us the petroleum engineering reports – in hard copy and digital format – you used as the basis for your June 30, 2011 proved reserve disclosures. The reports should include:

- One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

- Individual income forecasts for the proved developed and proved undeveloped reserves for each water flood unit as well as a line item schedule (with description and source) for each unit's estimated future development costs;

- Individual producing rate versus time and oil cut versus cumulative production plots for each unit;

- Additional engineering exhibits (e.g. narratives, maps, volumetric calculations, analogy property performance) for each of the Highlands, Ardmore West and Cleveland Units.

Please include prepaid return shipping packaging
and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Pro Form Average Net Production in BOE/d, page 3

27.   You state, "We achieved this [production] increase primarily through ongoing waterflood response from existing development activities and to a lesser extent, workovers and acquisitions." Please amend your document to clarify/expand this plot so the production response to injection is discernible from that due to workovers and acquisitions.

Summary Pro Forma and Historical Reserve and Operating Data, page 21

28.   We note the increase (51%) in your disclosed proved developed reserves for the six-month period ended June 30, 2011. Please amend your document to describe the pertinent development activities you performed as well as the incurred costs.

29.   Please expand the reserve table here to disclose the gas reserve volumes for the proved, proved developed and proved undeveloped categories.

Business and Properties, page 114

30.   We note your statement, "As of June 30, 2011, approximately 91% of the properties associated with our estimated reserves, on a Boe basis, have been producing continuously since 1982 or earlier." Please expand your presentation of proved reserves on page 123 to include the degree of depletion for each of these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production. Include a brief explanation of this item. Please denote those units for which you lack complete cumulative production figures as described under the heading, "Summary of Oil Properties and Projects," beginning on page 124.

Summary of Oil Properties and Projects, page 124

31.   You describe your ownership in the Highlands Unit with "We own 15 gross (7 net) producing and 16 gross injection (7 net) wells in this unit with an average working interest of 57%." A net well is a gross well multiplied by the applicable working interest fraction. This does not appear to be the case in your description, i.e. 57% of 15 gross wells is 8.55 net wells. Refer to Items 1208(c)(1)-(2) of Regulation S-K. We see similar issues in other unit descriptions. Please amend your document to clarify this discussion.

Oil and Natural Gas Reserves and Production, page 127

Development of Proved Undeveloped Reserves, page 130

32.   Please amend your document to disclose the development costs you incurred in the year ended 2010 to develop 333 MBO of your proved undeveloped reserves. Refer to Item 1203(c) of Regulation S-K.

Notes to Combined Financial Statements, page F-16

Standardized Measure of Discounted Future Net Cash Flow—(Unaudited), page F-46

33.   We note your statement, "Prices used [to calculate the standardized measure] were $61.18 and $79.43 per Bbl of oil and $3.83 and $4.37 per Mcf of natural gas for December 31, 2009 and 2010, respectively." These prices appear to be the unadjusted bench mark prices prior to the application of differentials for transportation, quality etc. Please amend your document to disclose also the average adjusted product prices you used for the standardized measure disclosure.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa, Staff Accountant, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director